MEXICAN STOCK EXCHANGE (BOLSA MEXICANA DE VALORES BMV) INFORMS:

ISSUER
SAB - GRUPO CASA SABA, S.A.B. DE C.V.

SUBJECT
Suspension of the security traded in the Capital Market identified by the ticker symbol SAB.

NOTICE OF SUSPENSION OF THE BMV
The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) informs that since the term extended to the issuer Grupo Casa Saba, S.A.B. de C.V. as of April 29, 2013, to file extemporaneously its Annual Report corresponding to the fiscal year ending December 31, 2012, and thus, as of today May 30, 2013, it has decreed the trading suspension of the issuer in the Capital Market identified with ticker symbol SAB.

The resolution follows the terms established in article 248 of the Securities Market Law, related to the article 45 of the General Dispositions applicable to the securities’ issuers and other security market participants issued by the National Banking and Securities Commission and article 10.015.01 of its internal rules.

This report  was presented by Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), in compliance with article 72 of said dispositions, for all the effects that take place.

Contacts:
GRUPO CASA SABA                                   Grayling:
Harish Dadoo Gonzalez, IR                       Jesús Martínez Rojas